UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. __)*

                                  VIDAMED, INC.
-------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
----------------------- -------------------------------------------------------
                         (Title of Class of Securities)

                                   926530 10 6
----------------------- -------------------------------------------------------
                                 (CUSIP Number)
                            Carol E. Malkinson, Esq.
                                 Medtronic, Inc.
                             7000 Central Ave. N.E.
                          Minneapolis, Minnesota 55432
                                 (612) 514-4000
-------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                 January 4, 2000
          ------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D
CUSIP No.    926530 10 6                                 Page 2 of 36 Pages

---------- ---------------------------------------------------------------------
    1      NAMES OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                    Medtronic, Inc.
                    41-0793183
---------- ---------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                         (a) [ ]
                                                                         (b) [ ]

---------- ---------------------------------------------------------------------
    3      SEC USE ONLY


---------- ---------------------------------------------------------------------
    4      SOURCE OF FUNDS (SEE INSTRUCTIONS)

                    WC
---------- ---------------------------------------------------------------------
    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED          [ ]
           PURSUANT TO ITEMS 2(d) or 2(e)


---------- ---------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION

                    Minnesota
---------------------------------------------- -------- ------------------------
                7    SOLE VOTING POWER
                     6,890,000 (includes 1,590,000 shares which may be purchased
  NUMBER OF          upon exercise of exercisable warrant)
             ------- -----------------------------------------------------------
   SHARES       8    SHARED VOTING POWER
BENEFICIALLY         0
  OWNED BY
             ------- -----------------------------------------------------------
    EACH        9    SOLE DISPOSITIVE POWER
  REPORTING          6,890,000 (includes 1,590,000 shares which may be purchased
   PERSON            upon exercise of exercisable warrant)
             ------- -----------------------------------------------------------
    WITH       10    SHARED DISPOSITIVE POWER
                                     0

---------- ---------------------------------------------------------------------
   11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,890,000 (includes 1,590,000 shares which may be purchased upon exercise of exercisable warrant)
---------- ---------------------------------------------------------------------
   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
           (SEE INSTRUCTIONS)                                                [ ]
---------- ---------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                    22.18%
---------- ---------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
                    CO
---------- ---------------------------------------------------------------------

                                  SCHEDULE 13D
CUSIP No.    926530 10 6                                     Page 3 of 36 Pages

---------- ---------------------------------------------------------------------
    1      NAMES OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
           Medtronic Asset Management, Inc.
           41-1721127
---------- ---------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                         (a) [ ]
                                                                         (b) [ ]

---------- ---------------------------------------------------------------------
    3      SEC USE ONLY


---------- ---------------------------------------------------------------------
    4      SOURCE OF FUNDS (SEE INSTRUCTIONS)

                    AF
---------- ---------------------------------------------------------------------
    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED          [ ]
           PURSUANT TO ITEMS 2(d) or 2(e)


---------- ---------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION

                    Minnesota
---------------------------------------------- -------- ------------------------
                7    SOLE VOTING POWER
                     6,890,000 (includes 1,590,000 shares which may be purchased
  NUMBER OF          upon exercise of exercisable warrant)
             ------- -----------------------------------------------------------
   SHARES       8    SHARED VOTING POWER
BENEFICIALLY                         0
  OWNED BY
             ------- -----------------------------------------------------------
    EACH        9    SOLE DISPOSITIVE POWER
  REPORTING          6,890,000 (includes 1,590,000 shares which may be purchased
   PERSON            upon exercise of exercisable warrant)
             ------- -----------------------------------------------------------
    WITH       10    SHARED DISPOSITIVE POWER
                                     0

---------- ---------------------------------------------------------------------
   11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,890,000 (includes 1,590,000 shares which may be purchased upon exercise of exercisable warrant)
---------- ---------------------------------------------------------------------
   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
           (SEE INSTRUCTIONS)                                                [ ]
---------- ---------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                    22.18%
---------- ---------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
                    CO
---------- ---------------------------------------------------------------------

Item 1.    Security and Issuer

The class of equity security to which this statement relates is the Common Stock, $0.01 par value per share, of VidaMed, Inc. ("VidaMed"). The name and address of the principal executive offices of the issuer of such securities are VidaMed, Inc., 46107 Landing Parkway, Fremont, California 94538.

Item 2.    Identity and Background

(a), (b) and (c)

Medtronic, Inc. ("Medtronic"), 7000 Central Ave. N.E., Minneapolis, Minnesota 55432, is a Minnesota corporation, principally engaged in the business of therapeutic medical technology, specializing in implantable and interventional therapies. Medtronic Asset Management, Inc., 7000 Central Avenue N.E., Minneapolis, Minnesota 55432, a Minnesota corporation ("MAMI") is a wholly-owned subsidiary of Medtronic, Inc. through which Medtronic, Inc. holds certain investments. Information is provided below with respect to persons who are directors and executive officers of the reporting persons.

William W. George, Chairman, Chief Executive Officer and Director, Medtronic, Inc., 7000 Central Avenue N.E., Minneapolis, MN 55432;

Arthur D. Collins, Jr., President, Chief Operating Officer and Director, Medtronic, Inc., and President and Director, MAMI, 7000 Central Avenue N.E., Minneapolis, MN 55432;

Glen D. Nelson, M.D., Vice Chairman and Director, Medtronic, Inc., 7000 Central Avenue N.E., Minneapolis, MN 55432;

Michael R. Bonsignore, Director, Medtronic, Inc., Chief Executive Officer, Honeywell International, Inc., 101 Columbia Road, P. O. Box 4000, Morristown, New Jersey 07962-2497;

William R. Brody, M.D., Ph.D., Director, Medtronic, Inc., President, The Johns Hopkins University, 3400 North St. Charles St., 242 Garland Hall, Baltimore, MD 21218;

Paul W. Chellgren, Director, Medtronic, Inc., Chairman and Chief Executive Officer, Ashland Inc., 50 E. RiverCenter Boulevard, P.O. Box 391, Covington, KY 41012-0391;

Antonio M. Gotto, Jr., M.D., Director, Medtronic, Inc., Dean, The Weill Medical College of Cornell University, Medical Affairs Provost, Cornell University, Office of the Dean, 1300 York Avenue, New York, NY 10021;

Bernadine P. Healy, M.D., Director, Medtronic, Inc., President and CEO, American Red Cross, 430 17th Street, N.W., Washington, DC 20036;

Thomas E. Holloran, Director, Medtronic, Inc., Professor, Graduate School of Business, University of St. Thomas, 1000 LaSalle Avenue - Suite 343, Minneapolis, MN 55403-2005;

Jean-Pierre Rosso, Director, Medtronic, Inc., Chairman and Chief Executive Officer, Case Corporation, 700 State Street, Racine, WI 53404;

Richard L. Schall, Director, Medtronic, Inc., Consultant, 4900 IDS Center, 80 South 8th Street, Minneapolis, MN 55402;

Jack W. Schuler, Director, Medtronic, Inc., Chairman, Stericycle, Inc. and Ventana Medical Systems, Inc., 28161 N. Keith Drive, Lake Forest, IL 60045;

Gerald W. Simonson, Director, Medtronic, Inc., President and Chief Executive Officer, Omnetics Connector Corporation, 7260 Commerce Circle East, Fridley, MN 55432;

Gordon M. Sprenger, Director, Medtronic, Inc., Executive Officer, Allina Health System, 5601 Smetana Drive, Minneapolis, MN 55440;

Janet S. Fiola, Senior Vice President, Human Resources, Medtronic, Inc., 7000 Central Avenue N.E., Minneapolis, MN 55432;

Robert M. Guezuraga, Senior Vice President and President, Cardiac Surgery, Medtronic, Inc., 7000 Central Avenue N.E., Minneapolis, MN 55432;

Stephen H. Mahle, Senior Vice President and President, Cardiac Rhythm Management, Medtronic, Inc., 7000 Central Avenue N.E., Minneapolis, MN 55432;

Robert L. Ryan, Senior Vice President and Chief Financial Officer, Medtronic, Inc., and Chief Financial Officer and Director, MAMI, 7000 Central Avenue N.E., Minneapolis, MN 55432;

David J. Scott, Senior Vice President, General Counsel and Secretary, Medtronic, Inc. and Vice President, Secretary and Director, MAMI, 7000 Central Avenue N.E., Minneapolis, MN 55432;

Scott J. Solano, Senior Vice President and President, Vascular, Medtronic, Inc., 7000 Central Avenue N.E., Minneapolis, MN 55432;

Keith E. Williams, Senior Vice President and President, Asia Pacific, Medtronic, Inc., 7000 Central Avenue N.E., Minneapolis, MN 55432;

Barry W. Wilson, Senior Vice President and President, Europe, Middle East and Africa, Medtronic, Inc., 7000 Central Avenue N.E., Minneapolis, MN 55432.

(d) and (e)

To the knowledge of the reporting person, neither the reporting person nor any of the persons listed above has, during the last five years, been convicted in a criminal proceeding or was, during the last five years, a party to a civil proceeding as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) All of the individuals referred to above are United States citizens, except Mr. Wilson, who is a dual citizen of the United Kingdom and South Africa.

Item 3.    Source and Amount of Funds or Other Consideration

This statement relates to a Purchase Agreement entered into on January 4, 2000 (the "Purchase Agreement") between VidaMed, Inc. ("VidaMed") and the Purchasers listed on Exhibit A to the Purchase Agreement, including MAMI. Pursuant to the Purchase Agreement, MAMI purchased 5,300,000 shares of VidaMed's common stock at a price of $1.73 per share and a warrant to purchase an additional 1,590,000 shares of VidaMed common stock (the "Warrant") exercisable at a price of $1.80 per share at any time during the five years after January 4, 2000. The Purchase Agreement grants to MAMI certain registration rights with respect to the shares purchased and the shares underlying the Warrant. The Purchase Agreement also grants MAMI the right to designate a member of VidaMed's Board of Directors as long as MAMI continues to own at least 55% of the securities originally purchased under the Purchase Agreement. Copies of the Purchase Agreement and the Warrant are attached hereto as Exhibits and are incorporated herein by reference. The foregoing descriptions of the Purchase Agreement and the Warrant are qualified in their entirety by reference to such Exhibits.

Item 4.    Purpose of Transaction

MAMI has acquired the shares of VidaMed Common Stock and the warrant solely for investment purposes. Based upon its evaluation of VidaMed's financial condition, market conditions and other factors it may deem material, the reporting persons may seek to acquire additional shares of VidaMed Common Stock in the open market or in private transactions, or may dispose of all or any portion of the shares currently owned or which may be acquired upon exercise of the Warrant. The reporting persons plan to designate an individual to serve on VidaMed's Board of Directors as provided in the Purchase Agreement. Except as set forth in the preceding sentence, the reporting persons presently do not have any definitive plans or proposals that relate to or would result in transactions of the kind described in paragraphs (a) through (j) of Item 4 of Schedule 13D, but may, at any time and from time to time, review, reconsider and discuss with VidaMed or others the reporting persons' positions with respect to VidaMed which would thereafter result in the adoption of such plans or proposals.

Item 5.    Interest in Securities of the Issuer

(a) Medtronic, Inc., through MAMI, is the beneficial owner of 6,890,000 shares of Common Stock of VidaMed (including 1,590,000 shares which are not outstanding but which may be purchased upon exercise of a currently exercisable warrant), which represents approximately 28.16% of the outstanding Common Stock of VidaMed (assuming exercise of the warrant). To the knowledge of the reporting persons, no other person named in Item 2 beneficially owns any VidaMed shares.

(b) Medtronic, Inc., through MAMI, has the sole power to vote and the sole power to dispose of all shares of VidaMed Common Stock beneficially owned by it.

(c) The only transaction in the Common Stock of VidaMed that was effected by any person named in paragraph (a) above during the past 60 days is the acquisition of 5,300,000 shares and a warrant to purchase 1,590,000 shares as reported in
Item 3 above.

(d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds of the sale of, the subject securities.

(e)      Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

As described in Item 3 above, MAMI is a party to the Purchase Agreement pursuant to which MAMI acquired 5,300,000 shares of VidaMed Common Stock and a warrant to purchase 1,590,000 additional shares.

Item 7.    Material to Be Filed as Exhibits

Exhibit A - Agreement by the persons filing this Form 13D to make a joint filing.

Exhibit B - Purchase Agreement dated January 4, 2000 by and between VidaMed, Inc. and the purchasers listed on Exhibit A thereto, including MAMI.

Exhibit C - Warrant to purchase 1,590,000 shares of VidaMed, Inc. Common Stock dated January 4, 2000.

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  January 13, 2000

                                 MEDTRONIC, INC.


                                 By: /s/ Michael D. Ellwein
                                     Michael D. Ellwein
                                     Vice President

                                 MEDTRONIC ASSET MANAGEMENT, INC.

                                 By: /s/ Michael D. Ellwein
                                     Michael D. Ellwein
                                     Vice President

                                  EXHIBIT INDEX



Exhibit           Description

A        Agreement by the persons filing this Form 13D to make a joint filing.

B        Purchase Agreement dated January 4, 2000 by and between VidaMed, Inc.
         and the purchasers listed on Exhibit A thereto, including MAMI.

C Warrant to purchase 1,590,000 shares of VidaMed, Inc. Common Stock dated January 4, 2000.